For the fiscal year ended (a) 11/30/97
File number (c) 811-3264

                          SUB-ITEM 77I
               Terms of New or Amended Securities

     The Fund is authorized to issue an unlimited number of Class Z shares. Class Z shares are not subject to either an initial or contingent deferred sales charge nor are they subject to any Rule 12b-1 fees. Class Z shares will be offered to a limited group of eligible investors.